Exhibit: 21.1

PSMH Holdings, Inc.
List of Subsidiaries

PrimeSource Mortgage, Inc., a Texas corporation, is a wholly owned subsidiary of the registrant, PSM Holdings, Inc.

United Community Mortgage Corp., a New Jersey corporation, is a wholly owned subsidiary of PrimeSource Mortgage, Inc.